

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

January 29, 2010

<u>Via U.S. Mail and Fax 01185226911724</u>

Albert So
Chief Financial Officer and Secretary
Bonso Electronics International Inc.
Unit 1915-1916, 19/F, Delta House
3 On Yiu Street, Shek Mun,
Shatin, Hong Kong

> **Re: Bonso Electronics International, Inc.**
> **Form 20-F for the fiscal year ended March 31, 2009**
> **Filed September 30, 2009**
> **File No. 000-17601**

Dear Mr. So:

　　We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended March 31, 2009

Item 18. Financial Statements

Consolidated Statement of Operations and Comprehensive Income, page F-4

1.   Please tell us the nature of the "waiver of loan to subsidiaries" of $3,690,590 and
        "waiver of loan to subsidiaries held for sale" of $2,180,779 included in non-
        operating income (expense). Please tell us your accounting treatment for these
        items with specific reference to the accounting literature and clarify why these
        amounts are not eliminated in consolidation.

2.   We also note that you include gains from disposal of subsidiary and property in
        non-operating income. Please tell us the nature of these gains and the reason that
        they are not included in operations.

Note 1.(i) Other Intangible Assets, page F-9

Note 7. Goodwill, Brand Name and Other Intangible Asset, page F-18

3.   Please tell us and revise future filings to separately disclose the amounts included
        in other intangible assets. In addition, clarify the nature of the taxi licenses, why
        they are amortized over 50 years and how you evaluated these for possible
        impairment.

Note 2. Allowance for Doubtful Accounts, page F-15

4.   Please tell us and revise future filings to disclose the reason for the significant
        increase in allowance for doubtful accounts in fiscal 2008 and 2009.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter with your
response that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that
we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under

the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Praveen Kartholy, Staff Accountant, at (202) 551-3778 or me at (202) 551-3676 if you have questions regarding these comments. You may also contact Martin F. James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Brian R. Cascio
Accounting Branch Chief